UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Regency Energy Partners LP

(Name of Issuer)

Common units representing limited partner interests

(Title of Class of Securities)

75885Y 10 7

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 75885Y 10 7

1.	Names of reporting person: Riverstone V PVR Holdings, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 25,307,304
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,307,304
11.	Aggregate amount beneficially owned by each reporting person 25,307,304
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.10%
14.	Type of reporting person (see instructions) PN

CUSIP No. 75885Y 10 7

1.	Names of reporting person: Riverstone Energy Partners V, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 25,307,304
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,307,304
11.	Aggregate amount beneficially owned by each reporting person 25,307,304
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.10%
14.	Type of reporting person (see instructions) PN

CUSIP No. 75885Y 10 7

1.	Names of reporting person: Riverstone Energy GP V, LLC.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 25,307,304
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,307,304
11.	Aggregate amount beneficially owned by each reporting person 25,307,304
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.10%
14.	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to common units representing limited partner interests (the “Common Units”) of Regency Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive offices are located at 2001 Bryan Street, Suite 3700, Dallas, Texas 75201.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed jointly by (i) Riverstone V PVR Holdings, L.P., a Delaware limited partnership (“PVR Holdings”), (ii) Riverstone Energy Partners V, L.P., a Delaware limited partnership (“Riverstone V”), and (iii) Riverstone Energy GP V, LLC, a Delaware limited liability company (“Riverstone GP V”). The entities filing this Schedule 13D are collectively referred to herein as the “Reporting Persons.”

(b) The address of the principal office of each of the Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c) Information with respect to the executive officers and directors of each of the Reporting Persons, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference. PVR Holdings is an entity formed for purposes of holding ownership of securities in PVR Partners, L.P. (“PVR Partners”), which was acquired by the Issuer pursuant to the Agreement and Plan of Merger, dated October 9, 2013, among the Issuer, Regency GP LP, RVP LLC, PVR Partners and PVR GP, LLC, as amended (the “Agreement and Plan of Merger”). Riverstone V’s principal business is serving as the general partner of Riverstone Global Energy and Power Fund V L.P. and various other affiliated entities. Riverstone GP V’s principal business is serving as the general partner of Riverstone V.

(d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Units of the Issuer were received in exchange for the Reporting Persons’ Common Units of PVR Partners upon consummation of the Merger.

Item 4.	Purpose of Transaction

The acquisitions of Common Units by the Reporting Persons were undertaken for investment purposes.

(a) The Reporting Persons own 25,307,304 Common Units of the Issuer. As described in the Agreement and Plan of Merger, the Class B Units held by the Reporting Persons were converted to common units of PVR Partners immediately prior to the effective time of the transactions contemplated by the Merger Agreement (the “Merger”), and immediately thereafter, upon the consummation of the Merger, each such common unit of PVR Partners was exchanged for 1.02 Common Units of the Issuer.

(b)-(j) The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The percent of class provided for each Reporting Person below is based on 356,544,783 Common Units outstanding.

1.	Riverstone V PVR Holdings, L.P.

A	Amount beneficially owned: 25,307,304

B.	Percent of class: 7.10%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii	Shared power to vote or to direct the vote: 25,307,304

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 25,307,304

2.	Riverstone Energy Partners V, L.P.

A	Amount beneficially owned: 25,307,304

B.	Percent of class: 7.10%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii	Shared power to vote or to direct the vote: 25,307,304

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 25,307,304

3.	Riverstone Energy GP V, LLC

A	Amount beneficially owned: 25,307,304

B.	Percent of class: 7.10%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii	Shared power to vote or to direct the vote: 25,307,304

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 25,307,304

Riverstone V is the record holder of 100% of the limited partner interests of PVR Holdings. Management and control of Riverstone V is vested in its general partner, Riverstone GP V. Riverstone GP V is managed by a seven person management committee. The Reporting Persons other than PVR Holdings may therefore be deemed to beneficially own securities of the Issuer owned directly or indirectly by PVR Holdings.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 28, 2014	RIVERSTONE V PVR HOLDINGS, L.P.

	By:	Riverstone Energy Partners V, L.P, its general partner

	By:	Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE ENERGY PARTNERS V, L.P.

	By:	Riverstone Energy GP V, LLC, its general partner

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE ENERGY GP V, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

Schedule 13D — Signature Page

SCHEDULE A

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer and directors of the Reporting Persons also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Reporting Persons).

Riverstone Energy GP V, LLC

Investment Committee Members

Name	Present Principal Occupation or Employment	Business Address		Citizenship
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC		(1)	United States
David Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC		(1)	United States
Lord John Browne of Madingley	Partner of Riverstone Holdings LLC		(1)	United Kingdom
James Hackett	Partner of Riverstone Holdings LLC		(1)	United States
Michael B. Hoffman	Partner of Riverstone Holdings LLC		(1)	United States
N. John Lancaster	Partner of Riverstone Holdings LLC		(1)	United States
Andrew W. Ward	Partner of Riverstone Holdings LLC		(1)	United States

(1)	c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Schedule 13D — Schedule A